Issuer Free Writing Prospectus Filed Pursuant to Rule 433
FINAL TERM SHEET         Registration Statement No. 333-277514

September 16, 2025
Axos Financial, Inc.
$200,000,000
7.00% Fixed-to-Floating Rate Subordinated Notes due 2035

Issuer:	Axos Financial, Inc., a Delaware corporation (the “Company”)
Notes Offered:	7.00% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Notes”)
Aggregate Principal Amount:	$200,000,000
Security Rating*:	BBB (stable) by Kroll Bond Rating Agency
Trade Date:	September 16, 2025
Settlement Date:	September 19, 2025 (T+3)
Maturity Date (if not previously redeemed):	October 1, 2035
Interest:
From and including the Settlement Date to, but excluding, October 1, 2030, or the date of earlier redemption (the “fixed rate period”) 7.00% per annum, payable semiannually in arrears. From and including October 1, 2030 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the then-current Three-Month Term SOFR (as defined in the prospectus supplement under “Description of Subordinated Notes - Interest”), plus a spread of 379 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:
Fixed rate period: April 1 and October 1 of each year, commencing on April 1, 2026. The last fixed rate interest payment date for the fixed rate period will be October 1, 2030.
Floating rate period: January 1, April 1, July 1 and October 1 of each year, commencing on January 1, 2031.

Record Dates:	The 15th calendar day of the month immediately preceding the interest payment date month.

Day Count Convention:
During the fixed rate period, interest will be computed on the basis of a 360-day year consisting of twelve 30-day months to, but excluding October 1, 2030.
During the floating rate period, interest will be computed on the basis of a 360-day year on the basis of actual number of days elapsed in each interest period (or any other relevant period).

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of October 1, 2030, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve, to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. Notice of such optional redemption shall be given not less than 10 business days nor more than 60 calendar days prior to the redemption date.
Special Redemption:	The Company may redeem the Notes at any time prior to their maturity, including prior to October 1, 2030, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, upon the occurrence of (i) a “Tax Event” (as defined in the prospectus supplement), (ii) a “Tier 2 Capital Event” (as defined in the prospectus supplement), or (iii) the Company becoming required to register as an investment company under the Investment Company Act of 1940, as amended, in each case at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.
Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.
Use of Proceeds:	The Company intends to use the net proceeds from this offering to repay existing indebtedness, including the redemption in full of the 2030 Notes, of which $160.5 million in principal amount is currently outstanding, to support growth initiatives at the Company's subsidiaries and for general corporate purposes.**
Issue Price:	100% of par

Ranking:
The subordinated notes will be the Company’s general unsecured subordinated obligations and will be:
•junior in right of payment to any of the Company’s existing and future senior indebtedness;
•equal in right of payment with any of the Company’s existing and future subordinated indebtedness;
•senior to the Company’s obligations relating to any junior subordinated debt securities issued to the Company’s capital trust subsidiaries;
•effectively subordinated to all of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and
•structurally subordinated to any existing and future liabilities and obligations of the Company’s subsidiaries, including the deposit liabilities and claims of other creditors of Axos Bank.
As of June 30, 2025, Axos Clearing had no outstanding borrowings from other banks and Axos Bank had $21.0 billion of deposits and $60.0 million of Federal Home Loan Bank advances to which the Notes will be structurally subordinated.

CUSIP / ISIN Numbers:	05465CAC4 / US05465CAC47
Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Raymond James & Associates, Inc.
Co-Managers:	B. Riley Securities, Inc. Janney Montgomery Scott LLC
* An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the subordinated notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein.
** The redemption of the 2030 Notes, if any, will be made solely pursuant to a redemption notice delivered pursuant to the indenture governing the 2030 Notes, and nothing contained herein constitutes a notice of redemption of the 2030 Notes.
Note: We expect that delivery of the Notes will be made against payment therefor on or about the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next business day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes on the date of pricing or the next business day should consult their own advisor.
The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by contacting Keefe, Bruyette & Woods, A Stifel Company by e-mail at USCapitalMarkets@kbw.com, or Raymond James & Associates, Inc., by e-mail at prospectus@raymondjames.com.
Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.